

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2021

M. Jay Allison
Chief Executive Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, Texas 75034

   Re: Comstock Resources, Inc.
    Registration Statement on Form S-3
    Filed May 17, 2021
    File No. 333-256221

Dear Mr. Allison:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Jack. G. Jacobsen, Esq.